Filed Pursuant to Rule 253(g)(2)
File No. 024-10927

FUNDRISE INCOME EREIT III, LLC

SUPPLEMENT NO. 12 DATED OCTOBER 21, 2019
TO THE OFFERING CIRCULAR DATED DECEMBER 21, 2018

This document supplements, and should be read in conjunction with, the offering circular of Fundrise Income eREIT III, LLC (“we”, “our” or “us”), dated December 21, 2018 and filed by us with the Securities and Exchange Commission (the “Commission”) on February 13, 2019 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose:

•	Asset acquisition.

Asset Acquisition

Senior Mortgage Loan – 1550 South Fairfax, LLC

On October 15, 2019, we acquired from Fundrise Lending, LLC, a wholly-owned subsidiary of our Manager (“Fundrise Lending”), a first mortgage bridge loan with a maximum principal balance of $3,350,000, (the “SF Senior Loan”). The Borrower, 1550 South Fairfax, LLC, a California limited liability company (“SF”), used the loan proceeds to acquire approximately 14,000 square feet of land located at 1550 – 1556 S. Fairfax Avenue, Los Angeles, CA 90019 (the “SF Property”). The SF Property is composed of two parcels, each of which is currently improved with a single-family home. SF intends to apply for permits to redevelop the site with 30 apartment units.

SF is  managed by the principals of The Ketter Group, Gabriel Gold and Fabio Tylem  (the “Sponsors”). The Sponsors have acquired, entitled, and constructed approximately 60 projects valued at approximately $650 million.

On the closing date of the SF Senior Loan, SF was capitalized with approximately $825,000 of equity capital from the Sponsors.

The SF Senior Loan bears an interest rate of 9.0% per annum to be paid current on a monthly basis through the maturity date, April 15, 2021 (the “SF Maturity Date”). Interest will be paid interest-only over the term of the loan. In addition, an affiliate of our Manager earned an origination fee of approximately 1.5% of the SF Senior Loan, paid directly by SF.

SF has the ability to extend the SF Maturity Date for one, six-month period. To exercise the extension option, all interest must be paid and SF will be required to pay an extension fee of 1.0% of the funding provided. During the extension period, the interest rate will increase to 10.0%.

The Sponsors have provided customary springing and carve-out guarantees.

As of its closing date, the SF Senior Loan’s loan-to-purchase-price ratio, or the LTPP ratio, was approximately 83.8%. The LTPP ratio is the amount of the SF Senior Loan divided by the land purchase price. As of its closing date, the SF Senior Loan’s loan-to-value ratio, or the LTV ratio, was approximately 83.8%. The LTV ratio is the amount of the SF Senior Loan divided by the third-party appraised value of the SF Property as of October 2019. There can be no assurance that such value is correct.

The SF Property is located in the Mid-City neighborhood of Los Angeles, CA, approximately 9 miles west of Downtown Los Angeles. The SF Property is within close proximity to parks, shops, restaurants and the employment centers in Culver City.

As the SF Senior Loan was purchased from Fundrise Lending, the Independent Representative reviewed and approved of the transaction prior to its consummation.